December 22, 2010

VIA EDGAR AND FEDERAL EXPRESS

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Brookfield Residential Properties Inc.

Amendment No. 1 to Registration Statement on Form F-4

Filed November 24, 2010

File No. 333-169867

Brookfield Homes Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 19, 2010

Definitive Proxy Statement on Schedule 14A

Filed February 26, 2010

Form 10-Q for the Fiscal Period Ended March 31, 2010

Filed May 10, 2010

Form 10-Q for the Fiscal Period Ended June 30, 2010

Filed August 6, 2010

Form 10-Q for the Fiscal Period Ended September 30, 2010

Filed November 3, 2010

File No. 001-31524

Dear Ms. Long:

On behalf of our client, Brookfield Homes Corporation (“Brookfield Homes”), we are transmitting for your review the responses of Brookfield Residential Properties Inc. (the “Company”) and Brookfield Homes, as we have been informed by the Company and Brookfield Homes, as applicable, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in its letter of December 7, 2010 to Brookfield Asset Management, LLC (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-169867, filed November 24, 2010 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you and to Ms. Jessica Kane copies of this letter and Amendment No. 2, including marked copies of Amendment No. 2 showing changes against Amendment No. 1 to the Registration Statement as originally filed. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of the letter correspond to the pages in Amendment No. 2. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in Amendment No. 2.

U.S. Securities and Exchange Commission

December 22, 2010

Brookfield Residential Properties Inc.’s Amendment No. 1 to Registration Statement on Form F-4

General

1.	We note your response to comment one in our letter dated November 8, 2010 and have the following comments:

•	Please tell us how you intend to fulfill your obligations under Section 5 of the Securities Act with respect to the distribution of your shares to Brookfield Office Properties.

Response

The Company has asked us to advise the Staff that it intends to issue the common shares issuable to Brookfield Properties Corporation (“Brookfield Office Properties”) pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(2) thereof, because the offer and sale of those common shares to Brookfield Office Properties will not be made in a public offering within the meaning of the Securities Act. In particular, Brookfield Office Properties, which is a large corporation and an affiliate of the Company, is the only person to which common shares will be offered and sold by the Company in connection with the contribution of assets to be made by Brookfield Office Properties.

Furthermore, such offer and sale should not be integrated with the offer and sale of common shares by the Company in connection with its business combination with Brookfield Homes, because, among other reasons, the consideration received for the common shares will be different (i.e. common stock of Brookfield Homes vs. the assets being contributed by Brookfield Office Properties); the purpose of the two transactions is different (i.e. a share exchange vs. an asset contribution); and the structure of the two transactions is different.

•

Please tell us how Brookfield Office Properties intends to fulfill its obligations under Section 5 of the Securities Act with respect to the distribution of rights to its shareholders following completion of the transactions and the issuance of common stock upon exercise of the rights. In responding to this comment, please address the fact that it appears this rights offering may have already commenced. In this regard, we note the disclosure that Brookfield Asset Management has agreed to exercise in full its rights and also to act as a backstop purchaser in the rights offering.

Response

In response to the Staff’s comment regarding Brookfield Office Properties’ obligations under Section 5 of the Securities Act with respect to the distribution of rights (the “Rights”) to its shareholders (the “Rights Offering”) following the completion of the transactions and the issuance of the common shares of Brookfield Residential upon the exercise of the Rights (the “Rights Shares”), Brookfield Office Properties has asked us to advise the Staff that it respectfully submits that its distribution of the

U.S. Securities and Exchange Commission

December 22, 2010

Rights to its shareholders will not constitute “a contract of sale or a disposition of a security or interest in a security, for value” or an “attempt to offer or dispose of, or solicitation of an offer to buy, a security or interest in a security, for value,” in each case, within the meaning of Section 2(a)(3) of the Securities Act, as Brookfield Office Properties intends to distribute the Rights to its shareholders pursuant to a dividend. In addition, Section 2(a)(3) of the Securities Act expressly states that “[t]he issue or transfer of a right or privilege, when originally issued or transferred with a security, … giving a right to subscribe to another security of the same issuer or of another person, which right cannot be exercised until some future date, shall not be deemed to be an offer or sale of such other security.” With respect to the issuance of the Rights Shares, we have been notified by the Company that it intends to file upon completion of the merger between Brookfield Homes and the residential land and housing division of Brookfield Office Properties a registration statement on Form F-1 with the SEC to register the Rights Shares under Section 5 of the Securities Act.

Brookfield Office Properties has also asked us to advise the Staff that it respectfully submits that it has not commenced the Rights Offering. We understand that neither the Company nor Brookfield Office Properties believes that any existing disclosure by any of the Company, Brookfield Office Properties or any of their respective affiliates relating to the Rights, the Rights Shares or the Rights Offering constitutes an offer to sell the Rights Shares within the meaning of Section 2(a)(3) of the Securities Act and therefore does not require the registration of the Rights or the Rights Shares pursuant to Section 5(c) of the Securities Act. The Company disclosed the Rights Offering in the Registration Statement to comply with its obligation to disclose all material information regarding the transactions contemplated by the Registration Statement.

Further, we have been asked to advise the Staff that in the event that either Brookfield Asset Management’s commitment to exercise in full its Rights or its commitment to purchase any Rights Shares not otherwise purchased in the Rights Offering did represent a commencement of the Rights Offering subject to Section 5(c) of the Securities Act, Brookfield Asset Management is, and at the time it entered into each commitment was, (i) located outside the United States within the meaning of Regulation S under the Securities Act and (ii) an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act). Therefore, each of Brookfield Asset Management’s commitments would be exempt from the registration requirements of Section 5 of the Securities Act pursuant to Rule 903 of Regulation S under the Securities Act or a “Section 4(1 1/2)” resale.

2.	We note your response to comment five in our letter dated November 8, 2010. It appears that the preferred stock is convertible into common stock within one year. As such, the offering of the preferred stock constitutes an offering of the common stock into which the preferred stock is convertible. Please revise to register the common stock. For additional guidance, refer to Question 103.04 of our Securities Act Sections C&DIs, available at www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response

In response to the Staff’s comment, the Company has revised Amendment No. 2 to include the registration of the additional shares of common stock underlying the Company’s 8% convertible preferred shares that are registered on the Registration Statement.

U.S. Securities and Exchange Commission

December 22, 2010

Materal United States Federal Income Tax Consequences, page 15 Canadian Federal Income Tax Considerations, page 15

3.	Please revise to remove the statement that the summary is not “complete”. Please also revise to remove the qualification to the discussion later in the prospectus.

Response

The Company has revised the disclosure on page 15 of Amendment No. 2 in response to the Staff’s comment.

Indebtedness of Brookfield Residential, page 16

4.	We note your response to comment 17 in our letter dated November 8, 2010. Please clarify whether the amount disclosed in this section includes the promissory note to be delivered to Brookfield Office Properties.

Response

The Company has revised the disclosure on pages 16 and 138 of Amendment No. 2 in response to the Staff’s comment.

Although Brookfield Residential’s common stock will be listed on the New York Stock Exchange, page 27

5.	We note your response to comment 26 in our letter dated November 8, 2010 and your new disclosure under this heading. Please revise your discussion to specify the areas where there may be differences in corporate governance requirements and when investors may not have the same protections.

Response

The Company has provided the requested disclosure on pages 27 through 29 of Amendment No. 2 in response to the Staff’s comment.

The Transactions, page 41

Background of the Transactions, page 41

6.	Please describe in greater detail how the amounts to be paid to Brookfield Office Properties were determined, with specific discussions of the number of shares and principal amount of the promissory note.

U.S. Securities and Exchange Commission

December 22, 2010

Response

The Company has revised the disclosure on page 47 Amendment No. 2 in response to the Staff’s comment.

7.	We note the disclosure in the last paragraph on page 45 that you derived the number of common shares of Brookfield Residential to be issued to Brookfield Homes common stockholders by dividing the relative equity value of Brookfield Homes by $10, a representative share price. Please describe in greater detail how you determined the $10 representative price. Please also disclose the equity value and how this amount was determined.

Response

The Company has revised the disclosure on page 47 of Amendment No. 2 in response to the Staff’s comment.

Financial Forecasts of Brookfield Homes and BPO Residential, page 46

8.	We note your revised disclosure in response to comment three in our letter dated November 8, 2010 and reissue this comment in part. Please note that all material financial projections exchanged between the parties and used by Wells Fargo Securities in its analyses must be disclosed in the proxy statement / prospectus. It appears that you have not disclosed various material financial projections. Please advise or revise accordingly.

Response

The Company and Brookfield Homes have asked us to advise the Staff that they respectfully submit that a summary of all material financial projections exchanged between the parties and used by Wells Fargo Securities in its analyses have been disclosed in the proxy statement/prospectus.

Geographic Diversification, page 49

9.	We note your revised disclosure in response to comment 33 in our letter dated November 8, 2010. We further note your statement that “[i]t is anticipated that the geographic mix outlined above will benefit Brookfield Residential’s overall business by reducing exposure to any individual market, particularly when economic or local market conditions negatively impact a particular market or region for a period of time.” We further note that both Brookfield Homes and BPO Residential have experienced declining revenues and net income over the past three fiscal years. Please revise your disclosure to address these issues when discussing the positive benefits of geographic diversification.

Response

The Company has revised the disclosure on pages 50 and 51 of Amendment No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

December 22, 2010

Opinion of Special Committee’s Financial Advisor, page 51

10.	We note your revised disclosure in response to comment 37 in our letter dated November 8, 2010; however, we reissue the comment in part. Please disclose whether any companies or transactions satisfying the criteria used by Wells Fargo Securities were excluded from the analyses and if so, disclose the basis for such exclusion.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 57, 58, 60 and 61 of Amendment No. 2 to clarify that Wells Fargo Securities did not exclude from its analysis any companies or transactions that it deemed comparable based on the criteria it used in its assessment.

Interests of Brookfield Asset Management and of Brookfield Homes’ Directors and Executive Officers in the Transactions, page 61

11.	We note your response to comment 41 in our letter dated November 8, 2010 and reissue this comment. In this regard, we note that the table should not merely illustrate the benefits directly realized by the directors and executive officers, but also indirectly through their affiliates, such as Brookfield Asset Management and Brookfield Office Properties.

Response

The Company asked us to advise the Staff that it respectfully submits that although some of the directors and executive officers of Brookfield Homes may be deemed to have indirect beneficial ownership interests in Brookfield Homes through beneficial ownership interests in, or through serving as directors or officers of, Brookfield Asset Management and/or Brookfield Office Properties, there are no indirect benefits that these directors and executive officers would receive from the proposed transactions that would not be applicable to every shareholder of Brookfield Asset Management and Brookfield Office Properties. Therefore, the Company respectfully submits that the table provided on page 65 of Amendment No. 2 accurately describes the direct and indirect benefits that the directors and executive officers would realize in connection with the proposed transactions, and other than as disclosed in the section “Management of Brookfield Residential Following the Transactions—Other Compensation Arrangements,” no additional disclosure is necessary.

Material United States Federal Income Tax Consequences, page 85

12.	We note your revised disclosure in response to comment 46 in our letter dated November 8, 2010; however, we reissue the comment. Please revise to state clearly that the discussion of material U.S. federal income tax consequences is counsel’s opinion. Please also revise to clearly identify each opinion of counsel. Finally, please revise the disclosure under “Material United States Federal Income Tax Consequences” on page 15 accordingly.

Response

The Company has revised the disclosure on pages 87, 89 and 90 of Amendment No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

December 22, 2010

13.	We note that counsel does not set forth the basis for each opinion offered. Please revise accordingly. For example, please refer to the Receipt of Foreign Currency discussion on page 91.

Response

The Company has revised the disclosure on pages 89, 91, 92, 93 and 94 of Amendment No. 2 in response to the Staff’s comment.

14.	We note that counsel’s opinion conveys some uncertainty regarding certain material U.S. federal tax consequences due to counsel’s use of the word “should” or “may” in certain statements rather than the word “will”. Please revise to provide a “will” opinion. For example, please refer to the discussions under Receipt of Foreign Currency and Foreign Tax Credit on page 91. Alternatively, please revise to clearly state that the opinion is subject to a degree of uncertainty and describe the degree of uncertainty, explain why a “will” opinion cannot be provided, and provide adequate risk factor disclosure setting forth the U.S. tax risks to investors.

Response

The Company has revised the disclosure on page 93 of Amendment No. 2 in response to the Staff’s comment. However, the Company and Brookfield Homes respectfully submit that in certain instances it was not possible, due to the inherent uncertainty in the factual underpinning of the particular statements, to efficiently eliminate the word “may”. For example, a statement that a shareholder, upon selling securities, “may” realize a gain or a loss is also intended to take into account the factual situation where the shareholder realizes no such gain or loss. In such cases, changing “may” to “will” would require the addition of extra words that would result in a more lengthy, awkwardly worded sentence, but not any increase in the clarity or level of disclosure of the sentence. The Company and Brookfield Homes have also asked us to advise the Staff that they do not believe that a risk factor setting forth the U.S. tax risks to investors is necessary because the transactions are taxable.

Canadian Federal Income Tax Consequences, page 93

15.	Since you filed a short-form opinion as Exhibit 8.2, please indicate in this section that this discussion is the opinion of counsel and identify counsel. Please also revise to clearly identify each opinion of counsel. Finally, please revise the disclosure under “Canadian Federal Income Tax Considerations” on page 15 accordingly.

Response

The requested revisions, as discussed between the Staff and Goodmans LLP, have been made on pages 95 and 96 of Amendment No. 2.

U.S. Securities and Exchange Commission

December 22, 2010

16.	We note that counsel does not set forth the basis for each opinion offered. Please revise accordingly. For example, please refer to the Exchange of Brookfield Homes Common Stock for Brookfield Residential Common Stock discussion on page 94.

Response

The requested revisions, as discussed between the Staff and Goodmans LLP, have been made on pages 95, 96 and 97 of Amendment No. 2.

17.	We note your revised disclosure in response to comment 49 in our letter dated November 8, 2010; however, we reissue the comment in part. Since you must provide a firm conclusion regarding the material Canadian federal income tax consequences to investors, please remove the word “generally” from this discussion. Additionally, we note that counsel’s opinion conveys some uncertainty regarding the Canadian federal tax consequences due to counsel’s use of the word “may” in certain statements rather than the word “will”. Please revise to provide a “will” opinion. For example, please refer to the discussions under Taxable Capital Gains and Losses on page 94 and Other Taxes on page 95. Alternatively, please revise to clearly state that the opinion is subject to a degree of uncertainty and describe the degree of uncertainty, explain why a “will” opinion cannot be provided, and provide adequate risk factor disclosure setting forth the Canadian tax risks to investors.

Response

The requested revisions, as discussed between the Staff and Goodmans LLP, have been made on pages 96, 97 and 98 of Amendment No. 2.

Note (d) – Earnings per share attributable to Brookfield Residential Common Shareholders, page 104

18.	We have read your revision in response to comment 52 in our letter dated November 8, 2010. You state “Brookfield Homes 8% convertible preferred stock is convertible into shares of Brookfield Homes common stock at a conversion rate of 3.571428571 shares of common stock per share of convertible preferred stock, which is equivalent to a conversion price of $7.00 per share, subject to future adjustment”. We note from the letter to the common stockholders of Brookfield Homes Corporation at the beginning of the filing and from page eight that the terms of the Brookfield Residential 8% convertible preferred stock will be the same in all material respects as the terms of the Brookfield Homes 8% convertible preferred stock. However, on page 146, you disclose, among other things, “The shares of Brookfield Residential 8% convertible preferred stock, when issued, will be convertible, at the option of the shareholder, into shares of common stock, at a conversion rate of 2.731787605 shares of common stock per share of convertible preferred stock, which is equivalent to a conversion price of $9.15 per share, subject to future adjustment”. Please reconcile these statements for us and revise your filing as appropriate to clarify.

U.S. Securities and Exchange Commission

December 22, 2010

Response

The Company has asked us to advise the Staff that it respectfully submits that in order to ensure that the terms of the Brookfield Residential 8% convertible preferred stock will be the same in all material respects as the terms of the Brookfield Homes 8% convertible preferred stock, and in accordance with the terms of the Brookfield Homes convertible preferred stock, appropriate adjustments were made in the conversion rate of the Brookfield Residential convertible preferred stock to be received in the merger. The adjustments reflect the exchange ratio applicable to the underlying shares of common stock to be received in the merger of 0.76490053 shares of Brookfield Residential common stock for each share of Brookfield Homes common stock held. As a result, the shares of Brookfield Residential 8% convertible preferred stock, when issued, will be convertible, at the option of the shareholder, into shares of common stock, at a conversion rate of 2.731787605 shares of common stock per share of convertible preferred stock, which is equivalent to a conversion price of approximately $9.15 per share. A tabular reconciliation follows:

Brookfield Homes preferred stock conversion rate	3.571428571
Merger conversion rate	x 0.764900530

Brookfield Residential preferred share conversion rate	2.731787605

Based on these conversion rates, the terms of the preferred shares are summarized as follows:

	Brookfield Homes	Brookfield Residential
Outstanding preferred shares	76,945	76,945
Preferred share conversion rate	3.571428571	2.731787605
Common shares issuable	274,804	210,197
Preferred shares at $25 per share issue price	$1,923,625	$1,923,625
Conversion price per common share	$7.00	$9.15

The Company has revised the disclosure on page 151 of Amendment No. 2 in response to the Staff’s comment.

Brookfield Residential Business, page 106

Overview of BPO Residential, page 106

19.	We note your revised disclosure in response to comment 56 in our letter dated November 8, 2010; however, we reissue the comment in part. Please provide the information required by Item 4.A.5 and 4.A.6 of Form 20-F. See Item 14 of Form F-4.

U.S. Securities and Exchange Commission

December 22, 2010

Response

The Company has asked us to advise the Staff that it respectfully notes the Staff’s comment and has reviewed the information required by Item 4.A.5 and 4.A.6 of Form 20-F and Item 14 of Form F-4. BPO Residential has never had any material capital expenditures or divestitures other than purchases and sales of land inventory in the ordinary course of business. The Company therefore has asked us to advise the Staff that it respectfully submits that additional disclosure in response to this comment is not required.

Management’s Discussion and Analysis, page 113

20.	Your new disclosure on page 113 in response to comment 60 in our letter dated November 8, 2010 provides additional information about the housing markets in Alberta and Ontario. While the Canadian operations have not experienced the same dramatic decrease in sales prices experienced by many U.S. markets, there are risks and uncertainties presented by, for example, the dramatic increase in sales prices and margins in Alberta over the last five years, coupled with recent reduced economic growth in the overall economy. Please expand this disclosure to discuss the possible risks and uncertainties to your operations in Alberta and Ontario. For example, discuss the potential impact from a reduction in sales prices of lots and housing resulting from reduced economic growth in the overall economy or in the oil sector.

Response

The Company has included expanded disclosure of the risks and uncertainties in both its Alberta and Ontario operations, including the potential impact from a reduction in sales prices of lots and housing resulting from reduced economic growth in the overall economy or in the oil and gas sector on pages 115 and 116 of Amendment No. 2.

Liquidity and Capital Resources, page 127

21.	We have read your revisions on page 129 in response to comment 69 in our letter dated November 8, 2010. Given their significance to revenues, please address the collectability of the development recovery receivables. We note only from page F-15 the aggregate amount of the allowance for doubtful accounts has remained consistent from period to period.

Response

The Company has provided additional disclosure on page 132 of Amendment No. 2 regarding the collectability of the development recovery receivables. The Company has also addressed the fact that the development recovery receivables are not related to revenues, as this receivables balance does not arise from lot sales, rather are planned recoveries of upfront community infrastructure costs. The allowance for doubtful accounts balance reflects the current expectation of collections.

22.	We have read your revision on page 129 in response to comment 68 in our letter dated November 8, 2010. It appears you have not adequately explained the underlying reasons for increasing amounts of land and housing inventory relative to revenues, the impact of such amounts on how you manage liquidity, and the potential risks to future operations and liquidity. Please address these items, as previously requested, in your revised filing.

U.S. Securities and Exchange Commission

December 22, 2010

Response

The Company has included a discussion of the underlying reasons for the increasing amounts of land and housing inventory relative to revenues, the impact of such amounts on how liquidity is managed, and the potential risks to future operations and liquidity on pages 132 to 133 of Amendment No. 2.

23.	We have read your revision on page 131 in response to comment 70 in our letter dated November 8, 2010. You have disclosed that the Alberta and U.S. facilities contain a debt to equity covenant of not less than 1.75:1 and not less than 1.25:1, respectively. However, you disclose the actual ratios are 0.44:1 and 0.42:1, respectively, both of which are below the requirement. Please revise accordingly such that it is clear you are in compliance with your covenants as of June 30, 2010, if true.

Response

The Company has corrected the debt covenant requirements on page 134 of Amendment No. 2 to read “a debt to equity covenant of less than 1.75:1” and “a debt to equity covenant of less than 1.25:1.” BPO Residential was in compliance with all of its covenants as of June 30, 2010.

Critical Accounting Policies and Estimates, page 131

24.	We have read your revision on page 132 in response to comment 73 in our letter dated November 8, 2010, and have the following comments. Certain of these comments are repeated from our prior comment, as we do not see where the expanded disclosure robustly addresses these items:

•	Provide a discussion of relevant aspects of the business environment in your geographic areas, including local market conditions and project-level factors influencing recoverability.

Response

The Company has included a discussion on pages 135 and 136 of Amendment No. 2 of relevant aspects of the business environment by geographic area, including local market conditions and project-level factors influencing recoverability.

•

You disclose land and housing inventory is tested for recoverability, “whenever events or changes in circumstances indicate that its carrying amount may not be recoverable”. Please expand to provide the investor with an understanding of how often these impairment tests have occurred during recent periods. For example, if you have never tested a single project in your Alberta or Ontario segments for impairment in the last three years or subsequent interim period, as suggested by preceding tabular disclosure, please discuss this, along with the basic underlying reasons. Provide similar useful disclosure for your U.S. segment.

U.S. Securities and Exchange Commission

December 22, 2010

Response

The Company has revised the description of the timing of impairment testing on page 136 of Amendment No. 2 to read “at least annually and whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” All projects within the Alberta, U.S., and Ontario segments have been tested for impairment at least annually in the last three years.

•

Please provide disclosure here as needed and in the tabular presentation on pages 119, 123 and 126 (provided in response to prior comment 74), to clarify the total number of projects in each segment and in the Denver region to provide useful context for considering the number of projects tested for impairment.

Response

The Company has expanded the content of the tabular presentation on pages 122, 126 and 129 of Amendment No. 2 to include the total number of projects in each segment (Alberta, Ontario, U.S.) and in the Denver region.

•

Please disclose whether there are material amounts of inventory that have estimated fair values that are not substantially in excess of the carrying value and could materially impact future operating results or shareholders’ equity, and to provide quantified information about any such assets. If the disclosure is not materially applicable because you have not performed impairment tests outside of the seven Denver projects, please explain to us.

Response

The Company has asked us to advise the Staff that it has respectfully concluded that based on impairment testing performed as at June 30, 2010, there are no material amounts of inventory that have estimated fair values that are not substantially in excess of the carrying value. Thus, there is no anticipated future material impact on operating results or shareholders’ equity.

Security Ownership of Management and Principal Stockholders of Brookfield Homes and Brookfield Residential, page 142

25.	We note that Brookfield Properties Corporation will beneficially own 51,500,000 shares following completion of the transactions. Please advise us as to why the beneficial ownership of Brookfield Asset Management and Mr. Cockwell do not reflect their interests in these shares.

Response

The Company has revised the disclosure in the table on pages 148 and 149 of Amendment No. 2 to reflect the interests of Brookfield Asset Management and Mr. Cockwell in the shares held by Brookfield Office Properties following the completion of the transactions.

U.S. Securities and Exchange Commission

December 22, 2010

Comparison of the Rights of Brookfield Residential Shareholders and Brookfield Homes Stockholders, page 150

26.	We note your response to comment 79 in our letter dated November 8, 2010 and reissue this comment with respect to the qualification to the governing corporate documents.

Response

The Company has revised the disclosure on page 155 of Amendment No. 2 in response to the Staff’s comment.

Financial Statements

Note 1 – Significant Accounting Policies, page F-11

Basis of Presentation, page F-11

27.	We have read your responses to comments 75 and 82 in our letter dated November 8, 2010. Please clarify the method and significant terms (e.g. method of determining interest rate) underlying the capitalized interest incurred on behalf of the Residential Operations by Brookfield Properties Corporation.

Response

The Company has provided additional disclosure in the Management’s Discussion and Analysis, on page 136 of Amendment No. 2, to include the method and significant terms underlying the capitalized interest incurred on behalf of the Residential Operations by Brookfield Properties Corporation. The Company has asked us to advise the Staff that it will include the requested disclosure in the notes to the financial statements in future filings, if applicable.

Annex D – Fairness Opinion

28.	We note your revised disclosure in response to comment 85 in our letter dated November 8, 2010; however, we reissue the comment in part. Specifically, we are referring to the following limitations on reliance by stockholders:

•

On page D-4, we are referring to the statement “[t]his opinion shall not confer any rights or remedies upon the security holders of Brookfield Homes or any other person or be used or relied upon for any other purpose”.

•

In Exhibit 23.6, we are referring to the statements that the opinion “is not to be used or relied upon for any other purpose” and that “[o]ur opinion is not intended to, and may not, be relied upon by Brookfield Residential”.

Because these limitations are inconsistent with the disclosure relating to the opinion, the limitations should be deleted. Alternatively, disclose the basis for Wells Fargo Securities, LLC’s belief that stockholders cannot rely upon the opinion to support any claims against Wells Fargo Securities, LLC arising under applicable state law (e.g., the inclusion of an express

U.S. Securities and Exchange Commission

December 22, 2010

disclaimer in the Wells Fargo Securities, LLC’s engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclosure that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to Wells Fargo Securities, LLC would have no effect on the rights and responsibilities of either Wells Fargo Securities, LLC or the board of directors under the federal securities laws.

Response

In response to the Staff’s comment, the Company has revised the disclosure in Annex D and Exhibit 23.6 of Amendment No. 2.

Exhibit Index, page II-3

29.	On page 1 in A5, we note your statement that Brookfield Residential has agreed to vote its shares of Brookfield Homes common stock in favor of the merger and contribution agreement. Please file this agreement as an exhibit. Please also file as an exhibit the agreement pursuant to which Brookfield Asset Management has agreed to exercise in full its rights in the rights offering to be conducted by Brookfield Office Properties.

Response

The Company has asked us to advise the Staff that Brookfield Residential’s agreement to vote its shares of Brookfield Homes common stock in favor of the merger and contribution agreement is contained in Section 9.01(c) of the merger and contribution agreement and respectfully refers the Staff to pages A-50 and A-51 of Amendment No. 2. In response to the Staff’s comment, the Company has filed the Master Agreement, dated October 4, 2010, between Brookfield Asset Management and Brookfield Office Properties as Exhibit 99.10 to Amendment No. 2.

Exhibit 8.1 – Tax Opinion of Dorsey & Whitney LLP

30.	Please revise penultimate paragraph of this exhibit to clearly state that the discussion of the U.S. federal income tax consequences contained in the proxy statement / prospectus is counsel’s opinion. It is not appropriate to state the statements in the specified sections of the registration statement describe the material U.S. federal income tax consequences.

Response

The requested revisions have been made in Exhibit 8.1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

December 22, 2010

Exhibit 8.2 – Tax Opinion of Goodmans LLP

31.	Please revise the fourth full paragraph on page two of this exhibit to clearly state that the discussion of the tax consequences contained in the proxy statement / prospectus is counsel’s opinion. It is not appropriate to state that it is counsel’s opinion that the discussion contained in the specified sections of the registration statement constitutes an accurate summary of the Canadian federal income tax matters.

Response

The requested revisions have been made in Exhibit 8.2 in response to the Staff’s comment.

Exhibit 99.1 – Form of Proxy Card for Brookfield Homes Corporation

32.	We note the proxy card you filed in response to comment four in our letter dated November 8, 2010. Please revise the proxy card to indicate that it is a preliminary copy.

Response

The Company has revised Exhibit 99.1 in response to the Staff’s comment.

* * * * *

The Company understands that the Staff may have additional comments after receiving Amendment No. 2 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgment:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

December 22, 2010

Any questions or comments with respect to Amendment No. 2 or this letter may be communicated to the undersigned at (604) 630-5199. Please send copies of any correspondence relating to this filing to the undersigned by facsimile to (604) 687-8504, and to Lawrence Chernin at (416) 979-1234.

Sincerely,

/s/ Daniel M. Miller
Daniel M. Miller

cc:	Shane Pearson, Brookfield Homes Corporation

Lawrence Chernin, Goodmans LLP

Sachin Shah, Brookfield Residential Properties Inc.

Barry Blattman, Brookfield Asset Management, LLC